 **PowerBox Technology**
1mo · 🌐

🚀 Powerbox Innovation Alert: New Renewable Energy Proposal Tool!

We're thrilled to unveil our latest innovation—a powerful proposal tool designed to estimate renewable energy projects at customer sites with unmatched precision. 🌱⚡

By leveraging localized data, this tool delivers accurate and customized project assessments, empowering businesses to plan smarter, adopt renewable solutions, and take their sustainability goals to the next level.
This milestone reflects our commitment to transforming how electricity-intensive industries approach energy efficiency and renewable adoption.

🎥 Watch the demo video here: https://lnkd.in/geWmWcKY

💡 If you're as excited about shaping the future of energy as we are, check out our Wefunder campaign and join us on this journey: https://lnkd.in/eyZnzp5k

At PowerBox, we're focused on creating tools that not only address today's energy challenges but also pave the way for a cleaner, smarter future.
We'd love to hear your thoughts, questions, or ideas in the comments. Thank you to our community and investors for making this possible—your support drives innovation!

Let's power a brighter future, together. 💡
#RenewableEnergy #Innovation #Sustainability #CleanEnergy #EnergySolutions #PowerBoxTechnology #ProposalsTool

 **Invest in PowerBox Technology: We empower factories to combat climate change with renewable...**
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PowerBox Technology
317 followers
2mo •

🚨 Early Investor Perk Unlocked! 🚨

We're excited to announce an exclusive opportunity for our earliest supporters! 🌟

💎 Become a VIP Investor and enjoy a 10% discount on your investment when you commit before reaching 50k of the goal!

This is your chance to:

✅ Secure a special perk as an early supporter.
✅ Help us accelerate our investment goals.
✅ Inspire more individual investors to join the movement.

Once this milestone is reached, our campaign will go public on Wefunder, opening the doors for even more visionaries to join our journey.

💡 Don't wait! Seize this opportunity to amplify your impact and join us today: https://lnkd.in/eyZnzp5k

Let's power the future, together. ⚡💼

#EarlyInvestors #VIPOpportunity #CleanEnergy #Innovation #EquityCrowdfunding

OUR PRODUCT
THE POWERBLOCK MODULAR PLATFORM

Invest in PowerBox Technology: We empower factories to combat climate change with renewable...
wefunder.com









POWER BOX TECHNOLOGY

PowerBox Technology

317 followers

2mo •

🚀 Exciting News: Be Part of the Powerbox Journey!

We're thrilled to announce the launch of our equity crowdfunding campaign on Wefunder!

At Powerbox Technology, we're revolutionizing how electricity-intensive industries utilize energy. Our mission? To empower manufacturers with cutting-edge solutions that reduce costs, increase efficiency, and drive sustainability. 🌍⚡

Now, you have the opportunity to join us on this journey! Whether you're passionate about innovative tech, energy efficiency, or creating a greener future, this is your chance to be among the first investors shaping the future with us.

💡 Why invest?

- Back a transformative vision in energy security.
- Support a growing industry focused on sustainability.
- Join a community that's innovating for a smarter, cleaner world.
- Get the change to be an early investor with the potential for rapid capital growth.

❔ Questions? Feel free to reach out to our founder Oscar Azofeifa via DM.

🔗 Don't miss your chance to be part of this: https://lnkd.in/eyZnzp5k

Let's build the future of energy, together. 💪⚙️

#EquityCrowdfunding #CleanEnergy #Innovation #Manufacturing #EnergyOptimization

OUR PRODUCT
THE POWERBLOCK MODULAR PLATFORM

Invest in PowerBox Technology: We empower







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